Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 21, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Dealer Services Holdings LLC
Form 10
File No. 001-36486

Ladies and Gentlemen:

On behalf of our client, Dealer Services Holdings LLC, a Delaware limited liability company (the “Company”), we hereby submit this letter containing the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from Barbara C. Jacobs, dated August 15, 2014 (the “Comment Letter”), in connection with Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 of the Company (the “Registration Statement”), which was submitted for review to the Commission on July 25, 2014.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff:

Form 10

Exhibit 99.1

Questions and Answers About the Distribution, page 9

1.

We note your responses to prior comments 7 and 10 regarding the prospective dividend payment determined by ADP management that you will issue to ADP as part of the spin-off. Please revise where appropriate to clarify how you and/or ADP management are able to determine the amount of leverage you would have

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August 21, 2014

had if the Dealer Services unit was an independent, publicly-owned company prior to separation. For example, it is unclear whether the debt to equity ratio of the spun-off registrant will be the same as ADP’s debt to equity ratio prior to or after the spin-off.

Response to Comment 1

In response to the Staff’s comment, the Company will revise the applicable text on pages 11 and 39 of Amendment No. 1 as follows:

Page 11:

Q: Will Dealer Services incur any debt prior to or at the time of separation?

A: Yes. Immediately prior to the separation, we expect to pay a cash dividend to ADP of approximately $             million, and we expect to fund a substantial portion of this dividend with the proceeds from one or more debt financing arrangements that we expect to complete prior to the separation, which may include bank debt, long-term notes or a combination thereof. Additionally, we expect to enter into a $             million revolving credit facility, which we expect will be undrawn at the time the separation is completed. In determining to cause us to pay the cash dividend to ADP and to fund it through the debt financing arrangements described in this information statement, ADP’s management and board of directors considered the amount of capital ADP has invested in our company and the appropriate mix of debt and equity in the capitalization of our company in order to both provide ongoing access to the capital markets and ensure financial flexibility to invest in our business~~[, reflecting the amount of leverage we would have if we had been operating as an independent, publicly owned company prior to the separation]~~. For additional information relating to our planned financing arrangements, see “Description of Certain Indebtedness.”

Page 39:

In determining the appropriate size of the dividend from Dealer Services to ADP, ADP’s management and board of directors considered various factors, including:

•	the potential credit ratings for Dealer Services under various debt scenarios;

•	the appropriate mix of debt and equity in the capitalization of Dealer Services in order to both provide ongoing access to the capital markets and ensure financial flexibility to invest in the business~~[, reflecting the amount of leverage we would have if we had been operating as an independent, publicly owned company prior to the separation]~~; and

•	the amount of proceeds that could be distributed tax-free from Dealer Services to ADP, which depends upon and cannot exceed ADP’s tax basis in the assets it contributes to us prior to the distribution.

Securities and Exchange Commission

August 21, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Measures, page 58

2.	We note your response to prior comment 12 regarding key metrics used by management to evaluate your financial performance. You indicate in a risk factor on page 25 that adoption or retention of your products and services could be materially impaired by the limited number of your clients. Additionally, you disclose on page 5 that you maintain a long-standing relationship and high renewal rates with your clients. Given the importance of retention and renewal of your clients, please tell us what consideration was given to including renewal rates for subscriptions during the periods presented or retention rates (i.e., the percentage of subscribers on the last day of the prior year or quarter who remain clients on the last day of the current year or quarter). In addition, please tell us your consideration for disclosing the total number of clients at the end of each period presented with a breakdown for each period of new and existing clients. Further, please discuss any known trends relating to retention, renewals (subscription or customer), or new clients, to the extent material. We refer you to Section III.B of SEC Release No. 33-8350.

Response to Comment 2

The Company has advised us that the fundamental drivers of its business are the number of clients it serves and the value of the services provided to those clients. These factors are represented by the Dealer Management System Client Sites and the Average Revenue Per Client as well as the number of Websites and the Average Revenue Per Website as discussed on page 58 of the Amendment No. 1. As these factors move, the Company sees corresponding changes in revenues. Client retention, although important, is a component of overall client count, which considers both new client adds and client retention. In addition, client retention is high, and therefore it is not considered to be significant. This approach is generally consistent with the disclosure practices of the Company’s competitors.

Critical Accounting Policies

Revenue Recognition, page 69

3.

We note your response to prior comment 15 that your hardware sales consist of telephony products, laser printers, and network equipment. You state that the telephony and laser products are accounted for as software-related elements while the network equipment is accounted for as a non-software element. Please

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August 21, 2014

tell us why you believe the telephony and laser product should be accounted for as software related elements. We refer you to ASC 985-605-15-3 and 15-4, which indicates an arrangement that includes software and software-related components that are more-than-incidental to the product or service as a whole is within the scope of ASC 985-605 unless it qualifies for a scope exception in ASC 985-605-15-4. These scope paragraphs address whether the software is within the scope of ASC 985 or 605 and not the hardware.

Response to Comment 3

The Company believes the telephony and laser products, which comprise an insignificant part of the total packaged DMS solution, should be accounted for as software related elements as a result of how these products function with the DMS. These elements have complex customized interfaces that allow them to communicate with, and function together with, the DMS. As such, the Company does not sell telephony and laser products without the DMS; it only sells them as part of a packaged solution. Revenue from such telephony and laser products accounted for approximately 1% of the Company’s total revenues in fiscal year 2013. These software related components do not meet any of the scope exceptions under ASC 985-605-15-4.

Additionally, given the interdependency of the ongoing maintenance services associated with these telephony and laser products, the Company has concluded that the revenue recognition related to these products would not be materially different if accounted for under the guidance in ASC 605.

4.	We note in your response to prior comment 19 that you indicate you are the principal in the transactional services and as such, you present the fees from the auto retailers as revenues. Please clarify why you believe that you are the primary obligor responsible for providing your clients’ services. Describe each service you provide and that provided by the third parties. In addition, please clarify your responsibility for delivering the transactional services by explaining what your role is in providing this delivery. Also, describe your responsibility in determining the service specifications. That is, describe what your role or obligation is in determining these specifications.

Response to Comment 4

For vehicle registration transactions, the Company provides electronic vehicle registration services to its clients. The Company has concluded that it is the primary obligor because it is contractually responsible for providing its clients with the required software, interface and connectivity in order to electronically process transactions with various state agencies involved in the vehicle registration process. The third-party state agencies do not have a contractual relationship with or obligation to provide such services to the Company’s clients.

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August 21, 2014

For credit report transactions, the Company provides electronic credit check services to its clients. The Company has concluded that it is the primary obligor because it is contractually responsible for providing its clients with the required software, interface and connectivity in order to electronically process transactions with various credit bureaus. The credit bureaus do not have a contractual relationship with or obligation to provide such services to the Company’s clients.

For sales leads, the Company provides sales leads it generates or purchases from various search engines to its clients. The Company has concluded that it is the primary obligor because it is contractually responsible for providing sales leads to its clients. The search engines do not have a contractual relationship with or obligation to provide such services to the Company’s clients.

In all of the above mentioned transactional services, the Company determines the service specifications based on the client’s individual needs and the respective services being contracted for.

Business

Our Market Opportunity

Automotive Retail Information Technology, page 77

5.	We note your response to prior comment 22 regarding your estimate of the total automotive retail and OEM spending for information technology in 2013 and 2017. Please revise to disclose the assumptions used to determine these estimates. For example, for the 2013 estimate, it is unclear whether you based the $14 billion amount on reported new car sales growth in 2013 and applied a similar growth percentage on a reported total auto IT spending figure from a prior year. If so, you should disclose each of these amounts and the sources from which they are derived. Similarly, please clarify your source for the projected increases in new vehicle sales used to calculate your 2017 total auto IT spending estimated amount of $16.4 billion.

Response to Comment 5

In response to the Staff’s comment, the Company will revise the applicable text on page 77 of Amendment No. 1 as follows:

The automotive retail information technology market consists of software, applications and other solutions designed to optimize supply and demand management and transaction processing for automotive retailers. While DMSs, which consist of the management information systems designed to streamline major back office functions,

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August 21, 2014

comprise the backbone of automotive retailers’ operations, automotive retailers can turn to a range of additional technology solutions to improve the effectiveness and efficiency of their operations. As automotive retailers become more sophisticated, their adoption of more advanced capabilities, such as front office/vehicle sales management, fixed operations management, and powerful ancillary solutions, such as integrated telephony, is increasing. These solutions are increasingly integrated, enabling automotive retailers to better manage their workflows, reduce costs and improve the shopping experience for the consumer. Based on estimated total retailer and OEM revenues and their associated information technology spend as a percentage of revenues~~[the relationship between information technology spend by automotive retailers and OEMs and revenues from new vehicle sales]~~, we estimate the automotive retail information technology spend from retailers and OEMs in the countries we serve to be approximately $14 billion in 2013. Assuming that the spend~~[and, assuming that spending]~~ on automotive retail information technology grows consistently with forecasted~~[projected]~~ increases in new vehicle sales provided by IHS, we estimate that it will reach approximately $16~~[.4]~~ billion by 2017, representing a CAGR of approximately ~~[4]~~3%.

In addition, the Company has supplementally provided to the Staff a highlighted copy of the IHS report that the Company cites.

Automotive Retail Solutions, page 83

6.	Please revise to clarify which of your solutions listed in the table on page 84 are integrated into your Dealer Management Systems and clarify if any of the solutions maybe implemented as a stand-alone product or solution without the core Dealer Management System.

Response to Comment 6

In response to the Staff’s comment, the Company will revise the table on page 84 of Amendment No. 1 as follows:

Securities and Exchange Commission

August 21, 2014

Solutions	Description
Dealer Management Systems	Integrated suite of features and services to manage the information systems and process workflows involved in running automotive retail operations

Front Office/Vehicle Sales Solutions(1)(2)	Technology tools and services to streamline the entire vehicle inventory, sales and finance and insurance (“F&I”) process

Fixed Operations Solutions(1)(2)	Solutions to create and efficiently manage service sales leads and communicate with customers through multiple channels

Customer Relationship Management Solutions(1)(3)	A system that provides instant access to manage interactions with current and prospective customers

Financial Management Solutions~~[*]~~(1)(3)	Value-added capabilities for accounts payable, payments and payroll

Document Management Solutions~~[*]~~(1)(3)	Document creation and archiving solutions to address the complex automotive retail sales process

Network Management Solutions(1)(2)	Wired and wireless network solutions to support dealer connectivity and security efforts

Integrated Telephony Management Solutions~~[*]~~(1)(3)	Integrated telephony solutions that allow automotive retailers to connect and communicate via presence, instant messaging, voice and video

Data Management & Business Intelligence Solutions(1)(2)	Solutions to extract, cleanse, normalize, enhance and distribute data and to provide actionable insights

Implementation and Training Solutions~~[*]~~(3)	Solution delivery and configuration services and development of end user utilization skills and productivity

Client Support~~[*]~~(1)(3)	Full range of award-winning support services

Professional Services(1)(2)	Consulting services that provide in-depth analysis and recommendations on optimizing retail workflows

(1)	Indicates solutions that are integrated into our Dealer Management System.
(2)	Indicates solutions that may be implemented as a stand-alone product or solution without the core Dealer Management System.
~~[*]~~(3)	Indicates solutions that require purchase of our Dealer Management ~~[Solution]~~ System.

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August 21, 2014

Notes to the Condensed Combined Financial Statements

Note 2. New Accounting Pronouncements, page F-7

7.	We note from the disclosures provided in Note 2 to the financial statements that you have not provided any disclosure as to how ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), may impact your financial statements in future periods. Please tell us what consideration was givens to discuss how this recently issued accounting pronouncement may affect your financial statements. We refer you to the guidance outlined in SAB Topic 11M.

Response to Comment 7

In response to the Staff’s comment, the Company will revise the Registration Statement to include the following disclosures relating to ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as outlined in the guidance in SAB Topic 11M:

“In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 requires an entity to recognize revenue depicting the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will also result in enhanced revenue related disclosures. ASU 2014-09 is effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2016. The Company has not yet determined the impact of ASU 2014-09 on its consolidated results of operations, financial condition or cash flows.”

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Securities and Exchange Commission

August 21, 2014

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3124 or Noah A. Gold at (212) 373-3495.

Very truly yours,

/s/ David S. Huntington

David S. Huntington

cc:	Steven J. Anenen
Dealer Services Holdings LLC

Kenneth J. Gladish, Esq.
Dealer Services Holdings LLC